FORM 6-K


                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549


                            Report of Foreign Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                      the Securities Exchange Act of 1934


March 7, 2005

Commission File No. 000-19865


                             CEDARA SOFTWARE CORP.
                              (Registrant's name)

                               6509 Airport Road
                      Mississauga, Ontario, Canada L4V 1S7
                    (Address of principal executive offices)


         Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40F.

                Form 20-F                      Form 40-F        X
                         ----------------                ----------------

         Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):


         Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):




         Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                  Yes                              No   X
                      ------------------              ------------------

         If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b) : 82-_______________

Documents Included as Part of this Report:


No.        Document

1. Press Release dated January 7, 2005 - Cedara Software Announces $100,000 Donation in Support of Asian Tsunami Relief

2.         Press Release dated February 17, 2005 - Cedara Software Corp.
           Introduces Time-Saving ImageSnap Technology at the Annual Meeting of the American Academy of Orthopaedic Surgeons (AAOS)

3. Press Release dated February 17, 2005 - Cedara Software Pleased to Announce Analogic Corporation's Disposition of Cedara Shares

4. Press Release dated March 1, 2005 - Cedara to Showcase Powerful Clinical Workflow Applications at the 2005 European Congress of Radiology

Document No. 1

                               [GRAPHIC OMITTED]


FOR IMMEDIATE RELEASE:

Contact:                                                        News Release
Brian Pedlar, Chief Financial Officer
Cedara Software Corp.
(905) 672-2100 ext. 2015 Email: brian.pedlar@cedara.com
                                -----------------------


                  Cedara Software Announces $100,000 Donation
                       in Support of Asian Tsunami Relief

           o Urges other Medical Technology Companies to contribute


TORONTO, January 6, 2005 -- Cedara Software Corp. (NASDAQ:CDSW/TSX:CDE), recently named Fastest Growing Healthcare Company for 2004 by America's foremost market research firm Frost and Sullivan, today announced a $100,000 donation to Save the Children Canada in support of Asian Tsunami Relief.

"The tragic catastrophe in Asia resulting in unprecedented loss of life requires immediate action to feed, shelter and care for the survivors", said Abe Schwartz, Cedara CEO.

"I feel very privileged that Cedara's dramatic financial turnaround has given us the means to make such a major contribution at a time of dire need. I am also particularly proud of Cedara's socially-responsible staff many of whom have taken the initiative to personally make donations. We urge other Medical Technology Companies to donate what they can."

"Children are particularly vulnerable especially so in times of dire crisis. That is why Cedara chose to make its donation to Save the Children Canada. Our hearts go out to the millions who have had their lives permanently affected. We hope that their suffering can be eased as much as is humanly possible," said Schwartz.

Save the Children Canada is a non-political, non-religious organization that provides both emergency relief and long-term development assistance through partnership with local communities, government bodies and international organizations. Save the Children Canada Is part of an alliance of 27 Save the Children organizations that constitutes the world's largest independent movement for children and serves communities in over 111 countries.

For more information contact:

Brian Pedlar, Chief Financial Officer
(905) 672-2100 ext. 2015
Email: brian.pedlar@cedara.com
       -----------------------


About Cedara Software:

Cedara Software Corp. is a leading independent provider of medical imaging technologies. Cedara software is deployed in hospitals and clinics worldwide and is licensed by many of the world's leading medical device and healthcare information technology companies. Approximately 28,000 medical imaging systems and 6,400 Picture Archiving and Communications System (PACS) workstations have been licensed to date. Cedara recently acquired eMed Technologies Corporation, widely known as a provider of innovative PACS and teleradiology solutions that have been installed in over 2,000 hospitals and imaging centers. Cedara is quite unique in that it has technologies and expertise that span all the major digital imaging modalities including computed tomography (CT), magnetic resonance imaging (MRI), digital X-ray, mammography, ultrasound, echo-cardiology, angiography, nuclear medicine, positron emission tomography
(PET) and fluoroscopy. Furthermore, the Company's medical imaging offerings are used in all aspects of clinical workflow including the capture of a patient's digital image; the archiving, communication and manipulation of digital images; sophisticated clinical applications to analyze digital images; and even the use of imaging in minimally-invasive surgery. For more information, visit the Cedara website at www.cedara.com.
                  --------------


All trademarks appearing in this release are the property of Cedara Software
Corp.

Document No. 2

                               [GRAPHIC OMITTED]



FOR IMMEDIATE RELEASE:

Contact:                                                       News Release
Jacques Cornet, VP of Marketing & Operations
Cedara Software Corp.
(905) 672-2100 ext. 2564 jacques.cornet@cedara.com


     Cedara Software Corp. Introduces Time-Saving ImageSnap Technology(TM) at the Annual Meeting of the American Academy of Orthopaedic Surgeons(R) (AAOS)


Toronto, February 16, 2005 - Cedara Software Corp. (NASDAQ:CDSW/TSX:CDE), recently named Fastest Growing Healthcare Company for 2004 by America's foremost market research firm Frost and Sullivan, today announced the introduction of ImageSnap Technology(TM) to its line of digital orthopaedic software solutions, Cedara OrthoWorks(TM)

Simply stated, ImageSnap Technology introduces cutting-edge image processing techniques to streamline orthopaedic planning through automatic detection and measurement of anatomical structures. This reduces many of the mundane activities performed by medical specialists during image review and surgical planning. In Cedara OrthoWorks, ImageSnap Technology has been used to implement a variety of time saving features including Automatic Templating and Spine Analysis.

The first offering of its kind, Automatic Templating automatically selects and positions digital orthopaedic implant overlays from a specified manufacturer. In traditional orthopaedic implant selection, surgeons use acetate templates, overlaid on x-rays, to determine sizing and positioning for prosthetics. Most digital orthopaedic solutions on the market today similarly attempt to duplicate this work process through electronic means. Both of these approaches can be quite time-consuming. With ImageSnap Technology, laborious tasks such as measurements, implant size selection and placement are automatically performed by the application, allowing surgeons to accept, refine or change the suggestions.

In Cedara's OrthoWorks Spine Analyzer(TM), ImageSnap Technology has also been implemented to automatically detect the bone contours of spinal vertebrae in the space of several mouse clicks. This replaces the onerous task of manual vertebral tracing and measurements with rulers and protractors on film. Specific modules exist for cervical, lumbar, postural and frontal analysis. Functional range of motion, mean centers of vertebral rotation, lordosis, and kyphosis are just a few of the 500+ x-ray-based spine parameters that are available in Spine Analyzer's graphical display.

ImageSnap Technology can also automatically populate image generated data into OrthoWorks Care Manager(TM) for data management and tracking purposes. OrthoWorks Care Manager features a unique, patent-pending method of collecting, organizing and mining information from multiple sites to quickly help determine outcome statistics.

The value of ImageSnap Technology will be seen in the time savings that it brings to Orthopaedic Specialists for planning. Combined with Care Manager, the value will be seen by Implant Manufacturers interested in tracking and analyzing implant usage, pain thresholds, recovery rates, complications, mobility, mortality and other clinical outcome statistics during multi site studies.

Cedara Software Corp. will debut this new digital technology at the Annual Meeting of the American Academy of Orthopaedic Surgeons (AAOS) in Washington DC, February 23-27.

ImageSnap Technology is part of Cedara's comprehensive software and hardware toolkit for digital orthopaedic planning. The Cedara OrthoWorks product line offers everything from digital image acquisition equipment to leading edge surgical planning applications for prosthetic templating, spine analysis and trauma. Highlights of the OrthoWorks suite include:

   o  Automatic Templating
   o  Automated viewing and planning protocols
   o  Multi modality support
   o  Standalone and remote Web-Based Planning
   o  Digital Template Libraries from orthopaedic manufacturers
   o Real-time 3D Reconstruction to identify structures and/or remove obscuring tissue
   o OrthoWorks Care Manager(TM) provides a powerful data solution for patient follow-up, and implant performance tracking
   o OrthoWorks Spine Analyzer(TM) automatically detects the contours of spinal vertebrae and provides modules for cervical, lumbar, postural and frontal analysis supporting 500+ spine parameters.
   o Cedara I-Acquire/DR(TM) provides advanced acquisition console features for Digital Radiography
   o Cedara I-Acquire/FD(TM) allows surgeons to integrate legacy film (hard copy) images into digital Picture Archiving and Communications Systems
      (PACS)
   o  Cedara I-Store(TM) for image archiving

For further information, please contact:
Jacques Cornet, VP of Marketing & Operations
Cedara Software Corp.
(905) 672-2100 ext. 2564
jacques.cornet@cedara.com
-------------------------


About Cedara Software Corp

Cedara Software Corp. is a leading independent provider of medical imaging technologies. Cedara's software is deployed in hospitals and clinics worldwide and is licensed by many of the world's leading medical device and healthcare information technology companies. Approximately 28,000 medical imaging systems and 6,400 Picture Archiving and Communications System (PACS) workstations have been licensed to date. Cedara recently acquired eMed Technologies Corporation, widely known as a provider of innovative PACS and teleradiology solutions that have been installed in over 2,000 hospitals and imaging centers. Cedara is unique in that it has technologies and expertise that span all the major digital imaging modalities including computed tomography (CT), magnetic resonance imaging (MRI), digital X-ray, mammography, ultrasound, echo-cardiology, angiography, nuclear medicine, positron emission tomography
(PET) and fluoroscopy. Furthermore, the Company's medical imaging offerings are used in all aspects of clinical workflow including the capture of a patient's digital image; the archiving, communication and manipulation of digital images; sophisticated clinical applications to analyze digital images; and even the use of imaging in minimally-invasive surgery. On January 18, 2005, Cedara announced that it had signed a definitive agreement to merge with Merge Technologies Incorporated (NASDAQ: MRGE), d.b.a. Merge eFilm, in an all-stock transaction. The merger is subject to shareholder and regulatory approval.

Certain statements contained in this news release are forward-looking within the meaning of securities laws and are based on current expectations that are subject to a number of assumptions, uncertainties and risks, and the actual results may differ materially from what is currently expected. In particular, statements relating to the healthcare imaging software market and market share, relating to the Company's expectations concerning its licensed software products, relating to the Company's expectations as to revenues, costs and cash flows, relating to the acquisition of eMed and relating to the proposed merger with Merge eFilm are forward looking statements. The assumptions, uncertainties and risks upon which these forward looking statements are based include, but are not limited to: dependence on key personnel of the Company, dependence on major customers and individual contracts, fluctuations in quarterly financial results, competitive pressures (including price competition), rapid technological change, exchange rate fluctuations, risks associated with international operations, dependence on intellectual property rights, regulatory clearances and approvals for new products, risks relating to product defects and product liability, adverse consequences of financial leverage, ability to service debt, continued acceptance of the Company's products, regulatory changes to the health care industry, seasonality, economic and political conditions, risks relating to the acquisition of eMed and risks relating to the proposed merger with Merge eFilm including risks associated with obtaining regulatory and shareholder approvals without unexpected delays or conditions, timely implementation and execution of merger integration plans, retention of customers and the Company's original employees, successfully leveraging Merge-eFilm's and the Company's comprehensive product offering to the combined customer base and sustaining continued growth at rates approximating recent levels. Further information about these risks and uncertainties can be found in the continuous disclosure documents filed from time to time by Cedara with the securities regulatory authorities, which documents are available at http://www.sedar.com/.
                           --------------------


For more information, visit the Cedara website at www.cedara.com.
                                                  ---------------



"American Academy of Orthopaedic Surgeons" is a registered trademark of the American Academy of Orthopaedic Surgeons.


All other trademarks appearing in this release are the property of Cedara Software Corp.

Document No. 3

                               [GRAPHIC OMITTED]



FOR IMMEDIATE RELEASE:

Contact:                                                         News Release
Brian Pedlar, Chief Financial Officer
Cedara Software Corp.
(905) 672-2100 ext. 2015 brian.pedlar@cedara.com


Attention: Business/Financial Editors:

           Cedara Software Pleased to Announce Analogic Corporation's
                         disposition of Cedara shares

   o Cedara recently entered into comprehensive, long-term commercial contract to provide its advanced medical imaging software and development services to Analogic and its subsidiaries


TORONTO, February 17, 2005 - CEDARA SOFTWARE CORP. (TSX:CDE/NASDAQ:CDSW), a leading independent provider of medical imaging technologies for the global healthcare market, today announced that Analogic Corporation (NASDAQ: ALOG) sold the 4,580,461 shares it held in Cedara, representing approximately 14.6% of the company's outstanding shares.

"I am delighted that Analogic, a leading designer and manufacturer of advanced health and security systems and subsystems sold primarily to Original Equipment Manufacturers (OEMs), was able to realize net proceeds of over USD$50,000,000 from its investment in Cedara", said Cedara President and CEO, Abe Schwartz. "

"My understanding is that Analogic sold the shares to a Canadian investment dealer who subsequently sold them to a number of institutional investors. I am delighted that there exists a sufficient demand and following in Cedara's shares and obvious confidence in the recently announced merger between Cedara and Merge eFilm for one Canadian investment dealer to have acquired Analogic's entire holding for resale to those institutional investors. Having Analogic's block of Cedara shares being widely-held is of benefit to Cedara."

"I will always be grateful to Analogic for saving Cedara. In September 2001, Analogic made a critical USD$7,500,000 investment in Cedara in order to secure access to Cedara's leading-edge medical imaging software. Analogic then proceeded to guarantee Cedara's bank line. Without that assistance Cedara would simply not have been able to survive and subsequently prosper. Analogic was especially supportive of me ever since I arrived as Cedara's new CEO in September 2002."

"As a result of the dramatic turnaround in our financial performance, Cedara stopped requiring Analogic's support as of March 2004 when we completed a CDN$50,000,000 share offering."

"Cedara recently signed a comprehensive, long-term commercial contract to provide its advanced medical imaging software and development services to Analogic and its subsidiaries. Analogic now feels that it will continue to meet its requirement for medical imaging software without the need to maintain an ownership interest in Cedara. I very much look forward to continuing Cedara's close relationship with Analogic for many years to come," said Schwartz.


For further information, please contact:


Brian Pedlar, Chief Financial Officer
Cedara Software Corp.,
(905) 672-2100, Extension 2015
brian.pedlar@cedara.com


About Cedara Software Corp


Cedara Software Corp. is a leading independent provider of medical imaging technologies. Cedara's software is deployed in hospitals and clinics worldwide and is licensed by many of the world's leading medical device and healthcare information technology companies. Approximately 28,000 medical imaging systems and 6,400 Picture Archiving and Communications System (PACS) workstations have been licensed to date. Cedara recently acquired eMed Technologies Corporation, widely known as a provider of innovative PACS and teleradiology solutions that have been installed in over 2,000 hospitals and imaging centres. Cedara is unique in that it has technologies and expertise that span all the major digital imaging modalities including computed tomography (CT), magnetic resonance imaging (MRI), digital X-ray, mammography, ultrasound, echo-cardiology, angiography, nuclear medicine, positron emission tomography
(PET) and fluoroscopy. Furthermore, the Company's medical imaging offerings are used in all aspects of clinical workflow including the capture of a patient's digital image; the archiving, communication and manipulation of digital images; sophisticated clinical applications to analyze digital images; and even the use of imaging in minimally-invasive surgery. On January 18, 2005, Cedara announced that it had signed a definitive agreement to merge with Merge Technologies Incorporated (NASDAQ: MRGE), d.b.a. Merge eFilm, in an all-stock transaction. The merger is subject to shareholder and regulatory approval.

Certain statements contained in this news release are forward-looking within the meaning of securities laws and are based on current expectations that are subject to a number of assumptions, uncertainties and risks, and the actual results may differ materially from what is currently expected. In particular, statements relating to the healthcare imaging software market and market share, relating to the Company's expectations concerning its licensed software products, relating to the Company's expectations as to revenues, costs and cash flows, relating to the acquisition of eMed and relating to the proposed merger with Merge eFilm are forward looking statements. The assumptions, uncertainties and risks upon which these forward looking statements are based include, but are not limited to: dependence on key personnel of the Company, dependence on major customers and individual contracts, fluctuations in quarterly financial results, competitive pressures (including price competition), rapid technological change, exchange rate fluctuations, risks associated with international operations, dependence on intellectual property rights, regulatory clearances and approvals for new products, risks relating to product defects and product liability, adverse consequences of financial leverage, ability to service debt, continued acceptance of the Company's products, regulatory changes to the health care industry, seasonality, economic and political conditions, risks relating to the acquisition of eMed and risks relating to the proposed merger with Merge eFilm including risks associated with obtaining regulatory and shareholder approvals without unexpected delays or conditions, timely implementation and execution of merger integration plans, retention of customers and the Company's original employees, successfully leveraging Merge eFilm's and the Company's comprehensive product offering to the combined customer base and sustaining continued growth at rates approximating recent levels. Further information about these risks and uncertainties can be found in the continuous disclosure documents filed from time to time by Cedara with the securities regulatory authorities, which documents are available at http://www.sedar.com/.

Document No. 4

                               [GRAPHIC OMITTED]


FOR IMMEDIATE RELEASE:

Contact:                                                         News Release
Jacques Cornet, VP of Marketing & Operations
Cedara Software Corp.
(905) 672-2100 ext. 2564
jacques.cornet@cedara.com
-------------------------


Attention: Business/Financial Editors:

                 Cedara to Showcase Powerful Clinical Workflow
                            Applications at the 2005
                         European Congress of Radiology

   o Cedara introduces new breakthrough in breast imaging technology - CAD for ultrasound

   o Cedara helps radiologists cope with the massive datasets from high-powered Multi-detector CTs

   o  Cedara provides new fusion technology for PET/CT

   o Cedara's latest clinical innovations for PACS solve a broad range of clinical workflow problems

TORONTO, March 1, 2005 - CEDARA SOFTWARE CORP. (TSX:CDE/NASDAQ:CDSW), a leading independent provider of medical imaging technologies for the global healthcare market, today announced plans to showcase a comprehensive set of new clinical workflow solutions at the upcoming 2005 European Congress of Radiology (ECR), held March 4 to 8 in Vienna, Austria.

Demonstrated solutions will include a wide range of PACS-ready clinical packages that allow radiologists and other specialists to launch orthopaedic planning, digital mammography screening, 3D, multi-detector CT, PET/CT and other applications, from a single PACS workstation -- eliminating the costly use of multiple workstations.

"Specialists in clinical environments often require tools beyond the scope of standard radiological reporting." said Jacques Cornet, Cedara's VP of Marketing and Operations. "At present, most other PACS (Picture Archiving and Communications System) offerings simply do not address all of these needs. Any hospital, imaging center or OEM interested in next generation solutions really should make a point of visiting Cedara this year at booth 127 in Hall A.".

New product offerings from Cedara include:

   o Cedara Breast Imaging - the only offering to provide computer assisted detection (CAD) support for multiple breast imaging modalities. Cedara's ultrasound CAD solution, B-CAD(TM), gives radiologists detailed information on breast lesions, helping them more easily distinguish between benign and malignant lesions. Not only are radiologists able to view CAD markers for mammography and MRI (Magnetic Resonance Imaging) breast images, they can also view any vendor's digital mammography images, side by side with prior digitized images. These features, coupled with the ability to view images from other modalities on the same workstation, make it the only solution required by today's breast imaging practices.

   o Cedara CT Works(TM) - an image management solution that helps radiologists swiftly crunch through the vast amount of data produced by today's high-powered, multi-detector CT (MDCT) imaging devices. Features include a dynamic worklist that helps users effectively manage patient lists; interactive thick slab MPR and MIP rendering modes for rapid 3D image scrolling; and curved and batch MPRs, as well as universal connectivity via DICOM to the major modalities, archives, and DICOM Media. CT Works is suitable for use with virtually all clinical CT applications.

   o Cedara PET/CT - Cedara is also previewing a PACS-ready functional plug-in for PET/CT (Positron Emission Tomography/Computed Tomography), SPECT-CT (Single Photon Emission Computed Tomography/Computed Tomography),and molecular imaging. This plug-in enhances the capabilities of any vendor's hardware offering and can be easily integrated into existing PACS systems. Cedara's new PET/CT component allows health care professionals to compare metabolic activity with anatomic location using images generated by PET/CT scanners. Both radiologists and nuclear medicine specialists will find significant workflow advantages through image fusion, MPR and MIP views.

   o Cedara OrthoWorks Spine Analyzer(TM) - the most advanced spinal planning application to date. Orthoworks Spine Analyzer lets spine surgeons and radiologists analyze cervical or lumbar spine flexibility, and check posture or deformities of the spine. Surgeons can use the system's semi-automated spinal vertebra anatomy detection feature to significantly reduce planning time and as well apply standard spinal measurements in less time. OrthoWorks Spine Analyzer conveniently forwards valuable clinical patient data to OrthoWorks Care Manager automatically.

   o Cedara OrthoWorks Care Manager(TM)- the first clinical data management system designed specifically for orthopaedic surgeons, hospital administrators, and implant manufacturers who want to manage clinical data in orthopaedics, perform multi-center studies, and track clinical outcomes. Today most orthopaedic surgeons are forced to keep manual records of orthopaedic surgeries and separate records for follow-up care and recovery. These conventional techniques make it almost impossible to discover important cause and effect trends and statistics. With OrthoWorks Care Manager, users now have vital outcomes statistics readily available at their fingertips.

For further information, please contact:

Jacques Cornet, VP of Marketing & Operations
Cedara Software Corp.
(905) 672-2100 ext. 2564
jacques.cornet@cedara.com
-------------------------


About Cedara Software Corp.

Cedara Software Corp. is a leading independent provider of medical imaging technologies. Cedara's software is deployed in hospitals and clinics worldwide and is licensed by many of the world's leading medical device and healthcare information technology companies. Approximately 28,000 medical imaging systems and 6,400 Picture Archiving and Communications System (PACS) workstations have been licensed to date. Cedara recently acquired eMed Technologies Corporation, widely known as a provider of innovative PACS and teleradiology solutions that have been installed in over 2,000 hospitals and imaging centres. Cedara is unique in that it has technologies and expertise that span all the major digital imaging modalities including computed tomography (CT), magnetic resonance imaging (MRI), digital X-ray, mammography, ultrasound, echo-cardiology, angiography, nuclear medicine, positron emission tomography
(PET) and fluoroscopy. Furthermore, the Company's medical imaging offerings are used in all aspects of clinical workflow including the capture of a patient's digital image; the archiving, communication and manipulation of digital images; sophisticated clinical applications to analyze digital images; and even the use of imaging in minimally-invasive surgery. On January 18, 2005, Cedara announced that it had signed a definitive agreement to merge with Merge Technologies Incorporated (NASDAQ: MRGE), d.b.a. Merge eFilm, in an all-stock transaction. The merger is subject to shareholder and regulatory approval.

Certain statements contained in this news release are forward-looking within the meaning of securities laws and are based on current expectations that are subject to a number of assumptions, uncertainties and risks, and the actual results may differ materially from what is currently expected. In particular, statements relating to the healthcare imaging software market and market share, relating to the Company's expectations concerning its licensed software products, relating to the Company's expectations as to revenues, costs and cash flows, relating to the acquisition of eMed and relating to the proposed merger with Merge eFilm are forward looking statements. The assumptions, uncertainties and risks upon which these forward looking statements are based include, but are not limited to: dependence on key personnel of the Company, dependence on major customers and individual contracts, fluctuations in quarterly financial results, competitive pressures (including price competition), rapid technological change, exchange rate fluctuations, risks associated with international operations, dependence on intellectual property rights, regulatory clearances and approvals for new products, risks relating to product defects and product liability, adverse consequences of financial leverage, ability to service debt, continued acceptance of the Company's products, regulatory changes to the health care industry, seasonality, economic and political conditions, risks relating to the acquisition of eMed and risks relating to the proposed merger with Merge eFilm including risks associated with obtaining regulatory and shareholder approvals without unexpected delays or conditions, timely implementation and execution of merger integration plans, retention of customers and the Company's original employees, successfully leveraging Merge eFilm's and the Company's comprehensive product offering to the combined customer base and sustaining continued growth at rates approximating recent levels. Further information about these risks and uncertainties can be found in the continuous disclosure documents filed from time to time by Cedara with the securities regulatory authorities, which documents are available at http://www.sedar.com/.

For more information, visit the Cedara website at www.cedara.com.

All trademarks appearing in this release are the property of Cedara Software
Corp.

                                   SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

March 7, 2005


                             CEDARA SOFTWARE CORP.


                             By: /s/ Brian Pedlar
                                ---------------------------------
                                Brian Pedlar
                                Chief Financial Officer